Mail Stop 4561

June 9, 2009

Ms. Shari Sookarookoff
President and Chief Executive Officer
Online Originals, Inc.
57113-2020 Sherwood Drive
Sherwood Park, Alberta T8A 3H9 Canada

      Re: **Online Originals, Inc.**
             Form 10-K For Fiscal Year Ended November 30, 2008, as amended
             Filed March 10, 2009
             File No. 000-54230

Dear Ms. Sookarookoff:

      We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Stephen G. Krikorian
                Accounting Branch Chief